UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

SECURITIES EXCHANGE ACT OF 1934
Release No. 52053 / July 18, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11964

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In the Matter of   :
                                                              :   ORDER MAKING FINDINGS
                                                              :   AND REVOKING REGISTRATION
ACTIVE LINK COMMUNICATIONS,   :   BY DEFAULT
INC.   :
                                                              :
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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 24, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent Active Link Communications, Inc. (Active Link), was served with the OIP on June 29, 2005, and its Answer was due ten days later. See 17 C.F.R. § 201.220; OIP at 2. To date, Active Link has not filed an Answer. On July 13, 2005, the Division of Enforcement filed a motion requesting that an order of default be entered against Respondent. A telephonic prehearing conference was held today, at which Active Link consented to entry of an order of default.

        Accordingly, Active Link is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

        Active Link (CIK 727347) is a Colorado corporation located in Naperville, Illinois, with common stock registered with the Commission under Exchange Act Section 12(g). Active Link is delinquent in its periodic filings, having last filed a periodic report for the period ending June 30, 2003, and has been administratively dissolved by the State of Colorado. Active Link reported assets of $828,000, liabilities of $15,375,000, and a net loss of $681,000 for the three months ending June 30, 2003. On September 15, 2003, Active Link filed for bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Northern District of Illinois. The bankruptcy proceeding was still pending as of June 15, 2005. Active Link's common stock was quoted on the Pink Sheets and, more recently, on the over-the-counter markets. For the six months ending November 16, 2004, Active Link had an average daily trading volume of 15,001 shares.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g) of the Exchange Act. Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Exchange Act Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, Active Link has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of the securities of Active Link.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of Active Link Communications, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge